UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-26714

CUSIP Number: 00089C107

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: ADE Corporation

Former name if applicable: N/A

Address of principal executive office (Street and Number): 80 Wilson Way

City, state and zip code: Westwood, Massachusetts 02090

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADE Corporation, or the Company, is currently finalizing its financial statements and related disclosures for inclusion in its Annual Report on Form 10-K, or the Form 10-K, for the fiscal year ended April 30, 2005 and the required assessment of its internal control over financial reporting as of April 30, 2005 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Although the Company has dedicated significant resources and made substantial progress with respect to the Section 404 assessment process, there have been delays which are primarily attributable to the complex nature of the new requirements under, and the intensive efforts required to comply with, Section 404. As a result, the Company needs additional time to complete this process and is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to the completion of its internal control testing and reports and its Form 10-K, and currently anticipates filing its Form 10-K on or before the extended deadline of July 29, 2005.

While the assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2005 has not been completed, as of the date hereof, no deficiencies have been identified that would constitute a material weakness. Management is continuing to finalize its assessment of the effectiveness of the Company’s internal control over financial reporting and, until the assessment is completed, cannot provide assurance that it will not ultimately identify one or more material weaknesses.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brian C. James	(781) 467-3500
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2005	By: /s/ Brian C. James

Brian C. James

Executive Vice President, Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).